Exhibit 99.1

Date: November 23, 2023
Public Announcement (NASDAQ: IXHL)

Computershare Account Opening and Support Information for Shareholders with Australian Addresses

Melbourne, Australia, 23 November 2023 – Incannex Healthcare Limited (Nasdaq: IXHL) (‘Incannex’ or the ‘Company’) is pleased to confirm that Incannex Healthcare Inc. (‘Incannex US’) has appointed Computershare as its US shareholder registry effective 28 November 2023. Incannex shareholders are required to open an online account with Computershare to access their US shareholdings.

Shareholders can now open an account with Computershare; however shareholders will not be able to access their positions until their holding statements are distributed by Computershare, received by the shareholders, and identification particulars have been verified. Once this process has been completed, shareholders will be able to access their holding position, through the US Computershare website.

It is anticipated that holding statements for all Incannex US shareholders will be generated on the 4 December 2023. Holding statements are expected to be dispatched to Incannex US shareholders with Australian addresses via Fedex to Australia on 5 December and then sent through the Australia Post network via an express network on 7 December, pending no delays from third party shipping providers.

A dedicated Incannex Computershare support number will be active from 28 November to support all shareholder queries (+1 888-729-5707 Toll Free or +1 781-575-2072 Local/DID Number). Shareholders are also encouraged to email web.queries@computershare.com for questions related to opening accounts and accessing your shares.

Upon receipt of the statements, shareholders will be able to use this information to verify their accounts and access their Incannex US holding. It is only at this time that shareholders will be granted access to their positions through the US Computershare website. The website link to open an account is https://www-us.computershare.com/Investor/#Home. Please click “Register now” and follow the relevant prompts to open an account for your shareholding. Appendix 1 attached to this announcement shows an example of the online form that should be filled in when the Incannex US holding statement with the relevant particulars is received by mail.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 23, 2023
Public Announcement (NASDAQ: IXHL)

Figure 1. Computershare US website, click register now to open your account.

Key Features of Computershare Platform

•	Trade, Transfer, and Manage: Computershare’s online platform empowers shareholders to trade, transfer, and effectively manage their positions efficiently.

•	Buy and Sell Shares: Shareholders will have the convenience of buying and selling shares of Incannex US directly through the online platform.

•	Transfer to Preferred Broker: Additionally, shareholders can effortlessly transfer their holdings to their preferred broker account through Computershare.

This announcement has been approved for release by the Incannex Board of Directors

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Page 2 | 4

Date: November 23, 2023
Public Announcement (NASDAQ: IXHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 20 granted patents and over 30 pending patent applications.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

admin@incannex.com.au

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: November 23, 2023
Public Announcement (NASDAQ: IXHL)

Appendix 1:

Accessing Investor Center Shareholder Account

If you are a first-time user and would like to login and access your account on Investor Center, follow the below steps after you click on
Not a member? Register now.
https://www-us.computershare.com/Investor/#Home

Welcome to Investor Center
LOGIN
Not a member? Register now

Step 1: Account Validation
As a first step, we need to confirm your share holdings. To do this you have two options

I am a U.S. Resident

Social Security Option:

Account Validation
As a first step, we need to confirm your share holdings. To do this you have two options
Confirm your details
Social Security Number (SSN)
Holder Account Number
Social Security Number or EIN:
Current ZIP code on file:
Select a company you own shares in:
Start typing company name and select...
Please type the characters shown
EKBV4
I would like to receive information about future online services
Terms and Conditions
I agree to the Terms and Conditions

Enter: Social Security Number
Zip Code
Company: Incannex Healthcare Limited

I am not a U.S. Resident

Holder Account Number Option:

Account Validation
As a first step, we need to confirm your share holdings. To do this you have two options
Confirm your details
Social Security Number (SSN)
Holder Account Number
I am a U.S. resident
I am not a U.S. resident
Holder Account Number:
Current ZIP code on file:
Select a company you own shares in:
Start typing company name and select...
Please type the characters shown
EKBV4
I would like to receive information about future online services
Terms and Conditions

**Keep in mind you will need to wait until your new account statement arrives in the mail with your Holder ID*

Enter: Holder Account Number (on account statement)
Zip Code
Company: Incannex Healthcare Limited

Step 2: User Registration

Enter the following information:

- First and Last Name
- Email address
- Create a User ID
- New Password & Confirm password
- Create a site seal
- Set up three security questions
- Mobile/ Cell Phone Number - Optional

Step 3: Confirm Email Address

An email will be sent to you containing a link.
Please click on the link in the email to confirm your email address.

Step 4: Identity Verification

As a first-time user of Investor Center, additional identity verification is required.
If you are eligible, you can verify online through an identity questionnaire or you can use the Verify by Mail Option. If you verify online, you will get immediate access to your portfolio, however this is only available to U.S. Residents with Social Security Numbers and selected. If you verify by mail you will need to enter the code that will be provided via First Class Mail to your address on file.

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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